EXHIBIT 99.1

ARCO PLATFORM LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held October 30, 2020

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil on October 30, 2020 at 10:30 am (São Paulo time).

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	to resolve, as an ordinary resolution, that the Company's financial statements and the auditor’s report for the fiscal year ended 31 December 2019 be approved and ratified;

2.	to resolve, as an ordinary resolution, that Edward Ruiz be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company;

3.	to resolve, as an ordinary resolution, that Pablo Doberti be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company;

4.	to resolve, as an ordinary resolution, that David Peixoto dos Santos be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company; and

5.	to resolve, as an ordinary resolution, that Stelleo Tolda be appointed as a director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company.

Each of the directors named in paragraphs 2 through 5 above are currently interim directors of the Company, having been appointed by the Board of Directors of the Company (the “Board”) to serve until the AGM. The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board has fixed the close of business on October 7, 2020 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2019 annual report for the fiscal year ended December 31, 2019 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2020 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investor.arcoplatform.com/investor-relations, or by contacting the Company’s Investor Relations Department at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo–SP, 01412-100, Brazil, by email at ir@arcoeducacao.com.br, or by telephone at +55 11 3047-2655.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Ari de Sá Cavalcante Neto

Name: Ari de Sá Cavalcante Neto

Title: Director

Dated: October 13, 2020

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands